EXHIBIT 99.1

North American Construction Group Ltd. Announces Strategic Acquisition of Australian Component Supplier

ACHESON, Alberta, June 09, 2021 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced it has entered into a definitive agreement to acquire DGI Trading Pty Limited (“DGI”) for an estimated purchase price of $23.5 million.

DGI, based in Kempsey, New South Wales, Australia, supplies production-critical components to the mining industry through business relationships and a complex logistical network. With partners in over ten key countries, DGI maintains a network of suppliers and partner facilities which enable the connectivity to be both agile and economical. DGI staff are well trained across all industry-standard equipment and possess unparalleled knowledge in this unique space.

The acquisition is another strategic step in the Company’s efforts to both vertically integrate its capital maintenance program as well as to diversify its service offerings. The purchase price is based on a closing price equal to the net tangible assets of DGI and subsequent payments over a four-year period based on the earnings of the business. The aggregate estimated purchase price represents an EBITDA multiple of 3.0x on a next twelve-month basis based on our belief that current worldwide demand for mining components has recovered to, and will remain stable at or potentially exceed, pre-COVID 19 levels for the next twelve months. The transaction is expected to close on July 1, 2021 and will be funded through existing debt facilities.

Joe Lambert, President & Chief Executive Officer, stated: “NACG has worked with David and his team at DGI for many years and have great respect for their skills and the integrity with which they conduct business. We welcome the DGI team into our NACG family and are very excited to work together to grow and expand the services provided both externally and internally.”

David Griffin, Managing Director, DGI, stated: “DGI has developed a strong relationship with NACG over many years and are excited about now becoming part of their business. This is a major opportunity for us to work together to expand on what both businesses do best, providing competitive solutions to the global mining market. We look forward to entering the next chapter of our growth aligned with NACG and welcoming their team into our organisation.”

Key benefits of the transaction for the Company include:

  Low risk accretive purchase of a well-known and well-run key supplier
  Increases vertical integration of component supply process (75% of capital spending)
  Provides exposure to new jurisdictions through DGI’s network and experience

DGI will operate as a wholly owned subsidiary of the Company and will retain its brand identity and personnel. For more information on DGI Trading: www.dgitrading.com

About the Company

North American Construction Group Ltd. (www.nacg.ca) is one of Canada’s largest providers of heavy construction and mining services. For more than 65 years, NACG has provided services to large mining and resource companies.

For further information, please contact:

Jason Veenstra, CPA, CA
Chief Financial Officer
North American Construction Group Ltd.
Phone: (780) 948-2009
Email: jveenstra@nacg.ca

This press release presents certain non-GAAP financial measures because management believes that they may be useful to investors in analyzing our business performance, leverage and liquidity. The non-GAAP financial measures we present include “EBITDA”. A non-GAAP financial measure is defined by relevant regulatory authorities as a numerical measure of an issuer's historical or future financial performance, financial position or cash flow that is not specified, defined or determined under the issuer’s GAAP and that is not presented in an issuer’s financial statements. These non-GAAP measures do not have any standardized meaning and therefore are unlikely to be comparable to similar measures presented by other companies. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. EBITDA is defined as earnings before interest, taxes, depreciation and amortization.

The information provided in this release contains forward-looking statements. Forward-looking statements include statements preceded by, followed by or that include the words “belief”, “expected”, “estimated” or similar expressions, including the amount of the expected purchase price, the timing of the completion of the acquisition and the worldwide demand for mining components over the next twelve months.

The material factors or assumptions used to develop the above forward-looking statements and the risks and uncertainties to which such forward-looking statements are subject include that the acquired business does not perform as expected or that events and circumstances arise that delay or impede the completion of the transaction and also include those that are highlighted in the Company’s MD&A for the year ended December 31, 2020 and for the quarter ended March 31, 2021. Actual results could differ materially from those contemplated by such forward-looking statements because of any number of factors and uncertainties, many of which are beyond NACG’s control. Undue reliance should not be placed upon forward-looking statements and NACG undertakes no obligation, other than those required by applicable law, to update or revise those statements. For more complete information about NACG, please read our disclosure documents filed with the SEC and the CSA. These free documents can be obtained by visiting EDGAR on the SEC website at www.sec.gov or on the CSA website at www.sedar.com.